EXHIBIT 12.1

CIT Group Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended March 31,
	2006	2005
Net income	$229.7	$227.6
Provision for income taxes	101.3	137.6

Earnings before provision for income taxes	331.0	365.2

Fixed charges:
Interest and debt expenses on indebtedness	594.1	387.1
Minority interest in subsidiary trust holding solely debentures of the company, before tax	4.2	4.4
Interest factor — one-third of rentals on real and personal properties	3.3	3.6

Total fixed charges	601.6	395.1

Total earnings before provision for income taxes and fixed charges	$932.6	$760.3

Ratios of earnings to fixed charges	1.55x	1.92x